RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

KEVIN G. ABRAMS

DIRECT DIAL NUMBER
302-651-7720
ABRAMS@RLF.COM

September 5, 2003

BY FACSIMILE AND REGULAR MAIL

The Honorable William B. Chandler III
Chancellor
Court of Chancery
34 The Circle
Georgetown, DE 19947

Re: **ODS Technology, L.P. v. Marshall, et al.**

Dear Chancellor Chandler:

I write on behalf of plaintiff ODS Technology, L.P., d/b/a/ TVG Network ("TVG") in connection with the above-referenced action, which TVG is commencing today. TVG is contemporaneously filing a verified complaint, application for preliminary injunction and motion for expedited proceedings, copies of which are enclosed.

TVG seeks to enjoin the annual meeting of stockholders (the "Annual Meeting") of YouBet.com ("UBET" or the "Company"), currently scheduled for September 26, 2003. At the Annual Meeting, UBET's stockholders are being asked to approve two amendments to the Company's certificate of incorporation (the "Charter"). The first amendment will classify the UBET Board (the "Classified Board Provision"). The second amendment will require the approval of 66-2/3% of the Company's outstanding common stock for any future amendments to the Company's Charter or Bylaws, including the Classified Board Provision (the "Supermajority Voting Provision," together with the Classified Board Provision, the "Charter Amendments").

If the Charter Amendments are adopted, it will frustrate TVG's clear contractual right to acquire majority voting control of UBET and to appoint a majority of the UBET board of directors. TVG possesses the contractual right to acquire control of UBET as a result of a May 2001 transaction in which TVG agreed to provide UBET with licenses and intellectual property rights that turned around UBET's business. As partial consideration for granting UBET the licenses and intellectual property rights, TVG received two warrants (the "Warrants") which, when exercised, would give TVG control over 51% of UBET's common stock on a fully diluted basis. The Warrants can be exercised at any time before May 18, 2004. A related Warrant Issuance Agreement dated May 18, 2004 (the "Warrant Issuance Agreement") provides TVG with a right to board representation proportionate to its equity ownership, including a board

The Honorable William B. Chandler III
September 5, 2003
Page 2

majority upon acquisition of 51% of UBET's common stock. Now, having benefited for more than two years from the licenses and intellectual property rights that TVG provided, UBET is trying to change the terms of the deal and frustrate TVG's contractual right to acquire control.

Before filing its proxy materials for the Annual Meeting, UBET did not give TVG any warning that it was considering, much less proposing, the Charter Amendments. UBET set the record date for the Annual Meeting for August 4, 2003 – eleven days before the date on which UBET publicly filed its proxy materials. UBET thus prevented TVG from exercising the second warrant in advance of the Annual Meeting and using its voting power to defeat the proposed Charter Amendments.

The proxy statement that UBET has circulated in anticipation of the Annual Meeting is false and misleading because it omits crucial information that is material to stockholders in deciding whether to vote in favor of the Charter Amendments. Among other things, the Proxy Statement does not provide meaningful disclosures about TVG, the Warrant Issuance Agreement, the Warrants or TVG's rights. The Proxy Statement also does not include any discussion of the potential interaction between those rights and the Company's proposals. the Proxy Statement does not accurately disclose the UBET Board's reasons for approving and recommending the Charter Amendments. All of the reasons identified in the Proxy Statement for the board's decision are simply generic justifications for a classified board or supermajority voting provision. It is simply inconceivable, given the timing of the Charter Amendments and their impact on TVG, that the UBET board did not consider TVG when making their decision. TVG believes that the principal reason the UBET board of directors approved and recommended the Charter Amendments was because of TVG's right to acquire control of UBET and the rapidly approaching May 18, 2004 expiration date for the second warrant. These and other disclosure violations are described in TVG's Verified Complaint.

After learning of UBET's actions, TVG contacted UBET and asked UBET to withdraw or modify the Charter Amendments and/or provide additional disclosures. There were several communications between TVG and UBET. TVG then gave UBET written notice that if UBET did not take corrective action by September 3, 2003, TVG would take steps to protect its rights. On September 3, UBET declined. TVG filed suit promptly thereafter.

TVG submits that UBET should be enjoined from proceeding with the Annual Meeting or taking any steps to implement the Charter Amendments. TVG seeks a hearing on its application for a preliminary injunction sufficiently in advance of the Annual Meeting, currently scheduled for September 26, to allow the Court to rule on TVG's claims. TVG wishes to present its application for expedited treatment at the Court's earliest possible convenience, ideally on Monday, September 8. To facilitate an immediate scheduling conference, I have delivered copies of TVG's papers to UBET's General Counsel by facsimile and Federal Express, Saturday Delivery. The individual defendants are all members of UBET's board of directors.

RLF1-2644442-1

The Honorable William B. Chandler III
September 5, 2003
Page 3

For all of the foregoing reasons, TVG respectfully requests that Your Honor assign the case at the Court's earliest convenience. I would greatly appreciate a call from Your Honor's Chambers informing me of the member of the Court to whom the action has been assigned.

As always, I am available if Your Honor has any questions concerning this matter.

Respectfully submitted,

Kevin G. Abrams

Kevin G. Abrams

KGA:dab
Enclosures
cc: Register in Chancery (via hand delivery)
Victor J. Gallo, Esquire (via facsimile and Federal Express, Saturday Delivery)
YouBet.com, Inc., c/o Corporation Service Co. (via hand delivery)

RICHARDS, LAYTON & FINGER

A PROFESSIONAL ASSOCIATION

ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

J. TRAVIS LASTER

E-MAIL ADDRESS
LASTER@RLF.COM
DIRECT DIAL NUMBER
302-651-7582

September 5, 2003

VIA HAND DELIVERY

The Honorable Sam Glasscock, III
Master in Chancery
Court of Chancery
500 N. King Suite, Suite 11400
Wilmington, DE 19801

Re: ODS Technologies, L.P. v. Marshall

Dear Master Glasscock:

I have enclosed a copy of the Complaint filed in the above-referenced action together with a motion for special process servers. As set forth more fully in the complaint, this action is a proceeding brought to enjoin a meeting of stockholders. This relief, and the other relief requested in the Complaint, must be afforded in a timely fashion. Accordingly, service by special process servers is needed to move this action forward promptly.

I would appreciate it if Your Honor would please have someone contact me upon an entry of the Order appointing special process servers so that I may undertake to serve the defendants. Thank you for considering these matters.

Respectfully submitted,



J. Travis Laster

JTL:kto

cc: Register in Chancery
       Youbet.com, Inc., c/o Corporation Service Company (by hand)
       David M. Marshall
       Charles F. Champion
       Gary Adelson
       Guy Chipparoni
       James Edgar

Joseph F. Barletta
c/o Corporation Service Company (by hand)

RICHARDS, LAYTON & FINGER

A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

J. TRAVIS LASTER

DIRECT DIAL NUMBER
302-651-7582
LASTER@RLF.COM

September 5, 2003

VIA HAND DELIVERY

Ms. Diane M. Kempski
Register in Chancery
Court of Chancery
500 N. King Street, Suite 1551
Wilmington, DE 19801

Re: <u>ODS Technologies, L.P., v. Marshall</u>

Dear Ms. Kempski:

Plaintiff ODS Technologies, L.P. has filed a Complaint in the above-referenced action together with a motion for expedited proceedings and special process servers. The plaintiff has asked the Master in Chancery to issue an Order appointing special process servers. In the meantime, I would appreciate it if someone from your office could prepare a summons directed to the following individual and corporate defendants, in care of the Corporation Service Company, 2711 Centerville Rd., Suite 400, Wilmington, DE 19808: David M. Marshall, Charles F. Champion, Gary Adelson, Guy Chipparoni, James Edgar, Joseph F. Barletta, and Youbet.com, Inc.

I would also greatly appreciate a phone call from your office as soon as the summons is prepared. If you have any questions, please do not hesitate to contact me at (302) 658-7582.

Respectfully submitted,



J. Travis Laster

JTL:kto
cc: David M. Marshall
     Charles F. Champion
     Gary Adelson
     Guy Chipparoni
     James Edgar
     Joseph F. Barletta

Ms. Diane M. Kempski
September 5, 2003
Page 2

Youbet.com, Inc.
c/o Corporation Service Co.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.	)	
	)	
Plaintiff,	)	
	)	
v.	)	C.A. No. _____
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR,	)	
JOSEPH F. BARLETTA and	)	
YOUBET.COM, INC.,	)	
	)	
Defendants.	)	

VERIFIED COMPLAINT FOR INJUNCTIVE RELIEF

Plaintiff ODS Technologies, L.P. ("TVG"), by and through its undersigned attorneys, alleges for its Verified Complaint as follows, upon knowledge as to its own acts and information and belief as to all other matters:

INTRODUCTION

1.   In May 2001, TVG agreed to provide Youbet.com, Inc. ("UBET" or the "Company") with licenses and intellectual property rights that turned around UBET's business. As partial consideration for granting UBET the licenses and intellectual property rights, TVG received two warrants (the "Warrants") which, when exercised, would give TVG control over 51% of UBET's common stock on a fully diluted basis. The aggregate exercise price for the Warrants was set initially at $41,082,422.00, subject to adjustments (the "Exercise Price"), which at the time represented a 233% premium to UBET's stock price. The Warrants can be exercised at any time before May 18, 2004. A related Warrant Issuance Agreement dated May 18, 2004 (the "Warrant Issuance Agreement") provides TVG with a right to board representation proportionate to TVG's equity ownership, including a board majority upon acquisition of 51% of

UBET's common stock. TVG has exercised the first warrant and currently owns 3,884,650 shares of UBET common stock.

2. The basic terms of the May 2001 transaction were simple and straightforward: In return for highly valuable licenses and intellectual property rights and eventual payment of the Exercise Price, UBET granted TVG a contractual right to acquire control of UBET, exercisable at any time before May 18, 2004. Now, having benefited for more than two years from the licenses and intellectual property rights that TVG provided, UBET is trying to change the terms of the deal and frustrate TVG's contractual right to acquire control.

3. On September 26, 2003, UBET will hold its annual meeting of stockholders (the "Annual Meeting"). In light of the Warrants' expiration date of May 18, 2004, this will be the last regular meeting of stockholders before TVG must decide whether or not to exercise the second warrant and acquire control of UBET. In UBET's proxy statement for the Annual Meeting (the "Proxy Statement"), UBET's board of directors (the "Board") is recommending that UBET's stockholders adopt two amendments to UBET's certificate of incorporation (the "Charter"). The first amendment will classify the UBET Board (the "Classified Board Provision"). The second amendment will require the approval of 66-2/3% of the Company's outstanding common stock for any future amendments to the Company's Charter or Bylaws, including the Classified Board Provision (the "Supermajority Voting Provision," together with the Classified Board Provision, the "Charter Amendments").

4. The clear purpose of the Charter Amendments is to frustrate TVG's contractual right to acquire control of UBET. Under UBET's current Charter and Bylaws, upon acquiring 51% of UBET's common stock, TVG immediately can remove all of UBET's directors without cause and fill the resulting vacancies. TVG likewise can amend UBET's Bylaws and approve

2

amendments to the Charter. The Supermajority Voting Provision frustrates TVG's right to voting control because owning 51% of UBET's outstanding common stock will no longer carry with it the voting power to amend UBET's Bylaws or approve amendments to the Charter. The Classified Board Provision frustrates TVG's right to board control because, if the provision is adopted, TVG potentially would not be able to obtain any board representation for a full year after obtaining majority control and potentially would not be obtain a board majority for two full years after obtaining majority control.

5.   UBET has acted inequitably in proceeding with the Charter Amendments. UBET did not give TVG any advance notice that it was planning to propose the Charter Amendments. TVG only found out about the Charter Amendments by retrieving UBET's proxy materials from an on-line service. Moreover, the UBET Board set the record date for the Annual Meeting to predate the filing of the proxy materials, thereby preventing TVG from exercising the Warrants and voting against the Charter Amendments.

6.   Nor is UBET providing the full story to its stockholders. The sections of the Proxy Statement discussing the Charter Amendments do not contain *any* discussion of TVG, its contractual rights, the Warrants or the potential effect that approval of the Charter Amendments might have on TVG's decision to exercise the second warrant and thereby invest additional millions of dollars in UBET. The disclosures simply provide generic descriptions of classified board and supermajority voting provisions and customary reasons for adopting them, such as preserving continuity of management, in direct contravention of the intent of the Warrants, which were to give TVG the right to acquire control and change management.

7.   On information and belief, the UBET Board proposed the Charter Amendments at the insistence of David Marshall, one of the founders of UBET and the Vice Chairman of the

Board. Together with members of his family and close business associates, Marshall appears to approximately 25% of UBET's stock. On information and belief, Marshall demanded that UBET directors take action which has the effect of frustrating TVG's contractual rights. Marshall and UBET management have every incentive to retain control of UBET so they can continue to provide themselves with employment and consulting agreements and stock option grants.

8.   The UBET directors have breached their fiduciary duty of disclosure by failing to provide full and fair disclosures regarding the Charter Amendments. The UBET directors also have breached their fiduciary duties by approving and recommending the Charter Amendments for purposes of entrenchment and at the behest of Marshall. In this action, TVG seeks injunctive relief to prevent the Annual Meeting from proceeding until after UBET has provided full and fair disclosures to its stockholders and the market has had time to digest the additional information. TVG also seeks equitable relief invalidating the Charter Amendments as a breach of fiduciary duty.

THE PARTIES

9.   Plaintiff TVG is a Delaware limited partnership that conducts business under the name of TVG Network. TVG is engaged in the research, design, and development of interactive wagering systems for horse races and owns certain patent rights relating to those systems. TVG also possesses certain rights with respect to the simulcasting of horse races, as well as exclusive and nonexclusive rights to handle pari-mutuel wagering on horse races run at various racetracks. TVG has its principal place of business at 6701 Center Drive West, Suite 160, Los Angeles, California. TVG currently owns 3,884,650 shares of UBET common stock and, according to UBET's public filings, is the largest single stockholder of UBET.

10. Defendant UBET is a Delaware corporation having its principal place of business at 5901 De Soto Avenue, Woodland Hills, California. UBET is engaged in the business of providing on-line, pari-mutuel account wagering on live horse racing events.

11. Defendant David M. Marshall is Vice Chairman of the Board of UBET. Marshall was one of the founders of UBET. From 1987 until 1999, and again from March 2002 until September 2002, Marshall served as Chairman and CEO of UBET. In 2002, Marshall received a salary of $201,678 from UBET, other compensation of $6,166, and 1,000,000 stock options. The Company employs Marshall through a multi-year contract with David Marshall, Inc. ("DMI") for an annual fee of $220,000 plus a sum equal to all payroll and other taxes. Marshall also is eligible to receive an annual bonus. In the event of a change of control, the Company will issue to DMI a special bonus of 300,000 shares of common stock. DMI also is entitled to severance benefits in the event Marshall is terminated following a change of control.

12. Defendant Charles F. Champion is Chairman of the Board and CEO of UBET. Champion succeeded Marshall as CEO in September 2002 and Lawrence Lucas as Chairman of the Board in August 2003. In 2002, Champion received a salary of $204,360 from UBET, a bonus of $25,000, other compensation of $31,426 and 750,000 options. Effective September 11, 2002, Champion and the Company entered into an employment agreement that increased his annual salary to $340,000 and granted him 350,000 stock options, as well as a special achievement bonus of 150,000 shares in the event of a change of control.

13. Defendant James Edgar has been a director of UBET since June 2002. Edgar currently serves as senior advisor at KemperLesnik Public Affairs, a division of KemperLesnick Communications. Edgar spent 30 years in government. Also in June 2002, Edgar entered into a three year consulting agreement with the Company for which he received 60,000 stock options.

5

14.   Defendant Guy Chipparoni has been a director of UBET since October 1998. He serves as President of KemperLesnik Public Affairs.

15.   Defendant Gary Adelson has been a director of UBET since April 2002. He is a managing partner with Houlihan Lokey Howard & Zukin.

16.   Defendant Joseph F. Barletta has been a director of UBET since December 2002. Barletta is a business consultant.

FACTUAL BACKGROUND

The May 18, 2001 Transaction

17.   On May 18, 2001, TVG and UBET entered into a License and Content Agreement (the "License Agreement") pursuant to which TVG granted to UBET non-exclusive licenses and rights with respect to certain of TVG's intellectual property rights, simulcast audio and video content rights, and the right to accept pari-mutuel wagers on horse races.

18.   The licenses and rights granted by TVG under the License Agreement revolutionized UBET's business. TVG has exclusive partnerships with the three premier tracks in New York (Aqueduct, Belmont Park and Saratoga) as well as most of the remaining top racetracks in the United States, including Churchill Downs, Hollywood Park, Arlington Park, Del Mar Racetrack, Keeneland Racecourse, Oak Tree Racing Association and Turfway Park. As UBET recognized in a press release issued on May 21, 2001, the licenses and rights were "integral to [UBET] gaining broad market penetration and growth." The press release included the following quote from UBET's then-Chairman and CEO: "Nearly one-half of today's pari-mutuel wagering dollars are directly connected to the TVG-affiliated racetracks .... [UBET] will now be able to facilitate wagering on internationally recognized championships in horse racing – the Breeders Cup, which is the single largest racing day, and the Triple Crown, which includes the Kentucky Derby, The Preakness and the Belmont Stakes."

6

19.   As partial consideration for the rights provided under the License Agreement, UBET issued the Warrants to TVG pursuant to the Warrant Issuance Agreement. The first of the Warrants entitled TVG to purchase an aggregate of 3,884,650 shares of UBET common stock, representing 19.9% of UBET's outstanding shares, at an exercise price of $3,884.65 (the "Initial Warrant"). The second of the Warrants entitled TVG to purchase a number of shares of UBET common stock which, when aggregated with the shares issued under the Initial Warrant, would result in TVG owning 51% of UBET's common stock on a fully diluted basis, at an initial exercise price of $41,082,422, subject to adjustments (the "Additional Warrant"). The initial exercise price of $2.50 per share for the Additional Warrant was more than 3.33 times the closing price of $0.75 for UBET's common stock on the date of the Warrant Issuance Agreement. The Warrants thus only would benefit TVG if UBET's business increased in value dramatically. TVG has exercised the Initial Warrant and currently owns 3,884,650 shares of UBET common stock.

20.   The Warrants and the Warrant Issuance Agreement give TVG the unfettered right to acquire control of UBET at any point prior to May 1, 2004 in return for payment of the Exercise Price. The terms of the Warrant Issuance Agreement and the Warrants themselves confirm this right to acquire control. Section 1.02 of the Warrant Issuance Agreement and the terms of the Warrants together grant UBET the right to acquire as many shares as necessary to obtain 51% voting control over UBET (the "Voting Control Provision"). Section 4.05 of the Warrant Issuance Agreement grants TVG the right to board representation proportional to its equity stake, including a board majority upon acquisition of voting control (the "Board Control Provision").

RLF1-2644411-2

21.   Consistent with the clear implications of the Voting Control Provision and the Board Control Provision, UBET represented in Section 2.13 of the Warrant Issuance Agreement that the UBET board of directors had approved the transactions contemplated by the Warrant Issuance Agreement, including the ultimate acquisition of 51% of UBET's outstanding common stock, for purposes of Delaware's anti-takeover statute, Section 203 of the General Corporation Law. UBET sought and obtained stockholder approval in September 2001 for the issuance of shares pursuant to the Additional Warrant to ensure that TVG would be able to exercise the Warrants and acquire a majority of UBET's fully diluted shares.

22.   The Warrant Issuance Agreement, the Warrants and the right to acquire control of UBET were fundamental elements to the May 18, 2001 transaction between TVG and UBET. The License Agreement was explicitly conditioned on the execution and delivery of the Warrant Issuance Agreement. The commission structure paid to TVG under the License Agreement was dependent on whether UBET's stockholders approved the Additional Warrant.

23.   In addition to the explicit contractual provisions relating to the Board Control Right and the Voting Control Right, UBET made contractual commitments to preserve TVG's right to acquire control of UBET. Section 5(b) of the Additional Warrant provides in pertinent part:

> [UBET] covenants that it will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, conveyance or transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other agreement or voluntary act, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by [UBET], or take any act which is inconsistent with the rights granted to [TVG] in this Warrant or otherwise conflicts with the provisions hereof.

24.   UBET also committed in the Warrant Issuance Agreement to take further action to ensure that TVG received the full benefit of the transactions contemplated by the Warrant

8

Issuance Agreement. Section 5.01 of the Warrant Issuance Agreement provides, in pertinent

part:

> SECTION 5.01. Further Assurances. From and after the date
> hereof, each of TVG and UBET shall, at any time and from time to
> time, make, execute and deliver, or cause to be made, executed and
> delivered, such instruments, agreements, consents and assurances
> and take or cause to be taken all such actions as may reasonably be
> requested by the other party hereto for the effectual consummation
> and confirmation of this Agreement and the transactions
> contemplated hereby.

The Charter Amendments

25.   In reliance on the May 18, 2001 agreements, including the Warrant Issuance

Agreement and the Warrants, TVG made its intellectual property and content available to UBET

and provided UBET with the ability to conduct pari-mutuel account wagering on races for which

TVG holds exclusive rights. TVG at all times performed all of its obligations under the

agreements.   UBET at all times has received the benefit of TVG's performance under the

agreements.   Among other things, UBET has used TVG's content, technology and exclusive

rights in conducting UBET's pari-mutuel account wagering business.

26.   Despite receiving and enjoying all of the benefits provided by TVG, UBET

management is now trying to frustrate TVG's rights under the Warrant Issuance Agreement and

the Warrants. UBET is currently soliciting proxies from its stockholders in connection with the

Annual Meeting. The UBET Board has approved, is recommending that stockholders approve,

and is soliciting proxies in favor of the Charter Amendments.

27.   The Classified Board Provision and the Supermajority Voting Provision are

blatant attempts to defeat TVG's rights under the Voting Control Provision and the Board

Control Provision. Under UBET's current Charter and Bylaws, upon exercise of the Additional

Warrant, TVG immediately can remove all of UBET's directors without cause and fill the

RLFI-2644411-2

resulting vacancies. TVG likewise can amend UBET's Bylaws. TVG's 51% stock ownership similarly gives TVG sufficient voting power to approve amendments to the Charter. Under the Board Control Provision, UBET is obligated to use its best efforts to assist TVG in acquiring board control.

28.   The Supermajority Voting Provision conflicts directly with TVG's rights under the Voting Control Provision. If the Supermajority Voting Provision is adopted, then after exercising its rights under the Additional Warrant, TVG will own 51% of UBET's outstanding common stock but will not have the voting power to amend UBET's Bylaws or approve amendments to the Charter. Put simply, TVG will not receive the voting control TVG bargained for and received as part of the May 18, 2001 transaction.

29.   The Classified Board Provision conflicts directly with UBET's right to majority board representation under the Board Control Provision and TVG's ability under the current UBET Charter and Bylaws to remove immediately all of UBET's directors without cause. If the Classified Board Provision is adopted, then directors only can be removed for cause. Without the ability to remove directors, TVG potentially would not be able to obtain any board representation for a full year after becoming the Company's majority stockholder. Moreover, two thirds of UBET's directors would be serving multi-year terms. As a result, TVG potentially would not be able to obtain a board majority for two full years full year after becoming the Company's majority stockholder.

30.   In addition to conflicting with the Board Control Provision and the Voting Control Provision, the Charter Amendments conflict with the contractual commitment UBET made to preserve TVG's rights under Section 5(b) of the Additional Warrant. In violation of Section 5(b), UBET is taking action "by amendment of its Certificate of Incorporation" which (i)

10

will ""avoid or seek to avoid the observance or performance of ... the terms" of the Additional

Warrant and (ii) "is inconsistent with the rights granted to [TVG]" under the Additional Warrant.

In violation of Section 5.01 of the Warrant Issuance Agreement, UBET has failed to take "all

such actions as may reasonably be requested by [TVG] for the effectual consummation and

confirmation of [the Warrant Issuance] Agreement and the transactions contemplated hereby."

UBET's False And Misleading Disclosures

31.   Before filing its proxy materials for the Annual Meeting, UBET did not give TVG

any warning that it was considering, much less proposing, the Charter Amendments. Even

though TVG provides UBET with licenses and intellectual property rights that revolutionized

UBET's business, UBET did not make any effort to discuss the proposed Charter Amendments

with TVG or raise any concerns that the provisions might address. UBET set the record date for

the Annual Meeting for August 4, 2003 – eleven days before the date on which UBET publicly

filed its proxy materials. UBET thus prevented TVG from exercising the Additional Warrant in

advance of the Annual Meeting and using its voting power to defeat the proposed Charter

Amendments.

32.   The Proxy Statement that UBET has circulated in anticipation of the Annual

Meeting is false and misleading because it omits crucial information that is material to

stockholders in deciding whether to vote in favor of the Charter Amendments.

33.   First, the Proxy Statement does not provide meaningful disclosures about TVG,

the Warrant Issuance Agreement, the Warrants or TVG's rights. The only mention of the

Warrant Issuance Agreement and the Warrants appears in the section on beneficial ownership, in

which TVG is identified as the beneficial owner of 51% of UBET's common stock. In the

section discussing the Classified Board Provision and the Supermajority Voting Provision, the

Proxy Statement does not include *any* disclosures about TVG, the Warrant Issuance Agreement,

11

the Warrants or TVG's rights. The Proxy Statement also does not include any discussion of the potential interaction between those rights and the Company's proposals. The Beneficial Ownership table is itself wrong, because it does not properly make adjustments to the Exercise Price as required under the Warrant Issuance Agreement.

34.   Second, the Proxy Statement does not contain any disclosures about the potential risks to UBET if the Charter Amendments are adopted, including potential breaches of the Warrant Issuance Agreement and License Agreement. A breach of the Warrant Issuance Agreement could result, among other things, in an obligation to rescind the Charter Amendments, a rescissory damages remedy in favor of TVG or other relief. A breach of the License Agreement could result, among other things, in termination of UBET's rights to use TVG's licenses and intellectual property

35.   Third, the Proxy Statement does not contain any disclosures about the potential impact that adopting the Charter Amendments would have on whether or not TVG will exercise the Additional Warrant and invest the Exercise Price in UBET, an amount that is highly significant for a company of UBET's size. Under the Warrant Issuance Agreement and the Warrants, TVG agreed to pay the Exercise Price for 51% of the common stock of UBET because that level of equity ownership delivered voting control. The adoption of the Charter Amendments necessarily will have a material impact on whether or not TVG is willing to invest the Exercise Price in UBET, particularly if TVG cannot obtain board representation for a year after exercise and cannot obtain a board majority for two years after exercise. The Proxy Statement does not contain any discussion of the potential impact of the Charter Amendments on TVG's decision to invest additional millions of dollars in UBET.

12

36.   Fourth, the description of the Charter Amendments in the Proxy Statement does not state that UBET would not use the Charter Amendments to interfere with TVG's rights. After learning of the proposed Charter Amendments, TVG asked UBET to withdraw the proposals and/or include additional disclosures regarding TVG rights. During the course of the these communications, Charles Champion, Chairman and CEO of UBET, advised Mark Wilson, Chairman and CEO of TVG, that if TVG exercised the Additional Warrant, then UBET would not do anything to impair TVG's control rights. The Proxy Statement does not include any disclosures regarding the exception to the Charter Amendments for TVG that Champion described, nor do the Charter Amendments appear to contemplate such an exception. Champion also told Wilson that the UBET Board proposed the Charter Amendments in part because of demands made by Marshall.

37.   Finally, the Proxy Statement does not accurately disclose the UBET Board's reasons for approving and recommending the Charter Amendments. As noted, there is no mention whatsoever of TVG in the discussion of either Charter Amendment. All of the reasons identified in the Proxy Statement for the board's decision are simply generic justifications for a classified board or supermajority voting provision. It is simply inconceivable, given the timing of the Charter Amendments and their impact on TVG, that the UBET board did not consider TVG when making their decision. On information and belief, the UBET Board approved and recommended the Charter Amendments because of TVG's right to acquire control of UBET and the rapidly approaching May 18, 2004 expiration date for the Additional Warrant. On information and belief, Marshall forced the UBET Board to approve and recommend the Charter Amendments by demanding that they take action allegedly to protect UBET against TVG's right to acquire control. The Proxy Statement's description of the UBET board's reasons is also false

13

and misleading because it claims the justification for the Charter Amendments is to deter takeover attempts. A properly motivated board of directors could not reasonably conclude that UBET faces any threat of a takeover attempt in light of TVG's existing right to acquire control of UBET.

IRREPARABLE HARM

38.   UBET's stockholders currently are suffering irreparable harm because the disclosures in UBET's proxy statement are false and misleading and omit material information.

39.   If adopted, the Classified Board Proposal and the Supermajority Voting Proposal will inflict irreparable harm on TVG because they will deprive TVG of the right to acquire control over UBET. This right is a unique and irreplaceable asset.

40.   If adopted, the Classified Board Proposal and the Supermajority Voting Proposal will inflict irreparable harm on TVG under the terms of the Additional Warrant. Adoption of the Charter Amendments would constitute a breach of the Additional Warrant, in which the parties agreed to the availability of injunctive relief as a remedy because of the need to prevent irreparable harm.

41.   If adopted, the Charter Amendments will inflict irreparable harm on UBET and its stockholders because they will jeopardize the License Agreement and other aspects of the strategic relationship between TVG and UBET that has been the cornerstone of UBET's business.

COUNT I
(Breach Of The Fiduciary Duty Of Disclosure)

42.   TVG repeats and realleges the foregoing paragraphs as if fully set forth herein.

43.   The individual defendants in their capacity as directors of UBET have a fiduciary duty to disclose fully and fairly to stockholders all material information when seeking stockholder action.

44.   The Proxy Statement is materially misleading because, as discussed in the foregoing paragraphs, it contains false and misleading statements and omits material facts regarding the Warrant Issuance Agreement, the Warrants and the rights of TVG.

45.   TVG has no adequate remedy at law.

COUNT II
(Breach Of Fiduciary Duty)

46.   TVG repeats and realleges the foregoing paragraphs as if fully set forth herein.

47.   By proposing the Charter Amendments, the UBET board of directors has sought to entrench itself in office and deprive TVG inequitably of its right to acquire control of UBET. The conduct of the individual defendants constitutes a breach of their fiduciary duties of loyalty and good faith.

48.   In proposing the Charter Amendments, the UBET Board acted at the behest of Marshall, as a result of demands made by Marshall and as a result of Marshall's domination and control. The UBET directors breached their fiduciary duties of good faith and loyalty by failing to act independently and in the best interests of UBET and its stockholders.

49.   In approving and recommending the adoption of the Charter Amendments, if the disclosures in the Proxy Statement are accurate, the UBET Board failed to give any consideration to TVG, the Warrant Issuance Agreement, the Warrants, TVG's rights, the potential impact of the Charter Amendments on TVG or the relationship between UBET and TVG. If the Proxy Statement is accurate and the UBET Board failed to consider these issues then the directors breached their fiduciary duty of care.

15

50.　　TVG has no adequate remedy at law.

WHEREFORE, TVG requests that this Court enter judgment in favor of TVG as follows:

a.　　enjoining UBET, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to proceed with the meeting of stockholders pending the issuance of corrective disclosures;

b.　　requiring that UBET give its stockholders advance notice of any adjournment of the Annual Meeting and set a new record date in connection with the adjourned meeting that post-dates the date of the annoucnement of the adjournment;

c.　　enjoining UBET, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to implement or adopt the Classified Board Provision or the Supermajority Voting Provision;

d.　　determining that the board of directors of UBET breached their fiduciary duties in connection with the approval and recommendation of the Classified Board Provision and the Supermajority Voting Provision;

e.　　granting rescissory damages or other equitable relief to TVG in an amount to be determined at trial;

f.　　awarding TVG's their fees and costs in this litigation, including attorneys' fees; and

g.　　granting such other and further relief as the Court may deems just and proper.

16



OF COUNSEL:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498
(212) 408-2500

Dated: September 5, 2003

Kevin G. Abrams
J. Travis Laster
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700

Attorneys for Plaintiff
ODS Technologies, L.P.

17